Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

Set forth below is a transcript of The Hillman Group Fourth Quarter 2020 Results Conference Call held on March 4, 2021. Landcadia Holdings III, Inc. is filing the below in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

The Hillman Group Fourth Quarter 2020 Results Conference Call Transcript

March 4, 2021

C O R P O R A T E P A R T I C I P A N T S

Nick Ruffing, Vice President, Finance

Doug Cahill, Chairman, President, and Chief Executive Officer

Rocky Kraft, Chief Financial Officer and Treasurer

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to The Hillman Companies conference call to discuss fourth quarter results.

Hillman will not be fielding any questions on today’s call, in light of the recently announced planned merger with Landcadia Holdings III.

I would now like to introduce your host for today’s conference, Nick Ruffing. You may begin.

Nick Ruffing, Vice President, Finance

Thank you, Operator.

Good morning and thank you for dialing in to the Hillman Group’s conference call to discuss Fiscal Year 2020 fourth quarter results. I’m Nick Ruffing, Vice President of Finance, and on the line with me today is Doug Cahill, our Chairman, President, and CEO, and Rocky Kraft, Chief Financial Officer.

Before we begin, we would like to caution you that certain statements made today may include forward-looking statements that are subject to the Safe Harbor provisions of the securities laws. These forward-looking statements are not guarantees of future performance, and are subject to certain risks, uncertainties, assumptions, and other factors, many of which are beyond the Company's control and which could cause actual results to differ materially from those projected in such statements, including with respect to COVID-19. Some of the factors that could influence the Company's results are contained in our periodic and annual statements filed with the Securities and Exchange Commission. The Company expressly disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, further developments, or otherwise.

In addition, in this call, we may refer to certain non-GAAP financial measures. Please refer to our press release furnished with Form 8-K on March 3, 2021 for reconciliations of non-GAAP financial measures to GAAP.

We will begin the call with a business update from Doug, followed by Rocky providing a financial review of the quarter.

Let me now turn the call over to Doug for an update on the business.

Doug Cahill, Chairman, President, and Chief Executive Officer

Thanks, Nick. Good morning, everyone.

Let me give you an overview of the fourth quarter. We had a strong finish to 2020, with fourth quarter results exceeding our expectations, demonstrating strong momentum into the year end. During the fourth quarter, we generated record sales and EBTIDA for both the quarter and year-to-date periods. This record performance was driven by a continuation of the trends that we experienced starting in the second quarter of 2020.

First, we saw tailwinds from the repair, remodel, and outdoor living trends. In discussions with our major customers, we are seeing a transformation of the home from a place where we eat and sleep to a home office, school, and our primary place for recreation and entertainment. Our major customers are planning for these trends to continue.

Secondly, we saw increased demand for personal protective equipment, mainly masks, gloves of all kinds, and sanitizing products.

In addition to breaking financial records, we won Vendor of the Year at three of our top customers in 2020, another feat we hadn’t previously accomplished in the same year. Never has the power of the Hillman platform been more evident than it was in 2020. Our retailers’ stores were deemed essential and stayed open even in the worst of the COVID crisis.

Our sourcing logistics network delivered at over 94% fill rate, which we estimate was 15 points to 20 points higher than our peers. At many times, our people were the only ones in the aisle helping shoppers because it was hard for retailers to mobilize their own labor.

Our performance during this crisis positions us for further share gains with our customers that has already started to show up in our financial results. As you can see, I am really proud of what our folks were able to accomplish this past year.

Let me provide a little color on each of our businesses.

Let’s start with Hardware and Protective Solutions. Our Hardware and Protective businesses both had impressive fourth quarter results. Our Hardware business grew sales by 15% which is really amazing when you consider the pressure we were facing with both labor and this kind of surge in demand all while surrounded by new rules and ways of working brought on by the pandemic.

Our Protective Solutions business continued to fill strong demand for facemasks, gloves of all kind, and launch of new FDA approved sanitizing wipes and EPA approved disinfectant sprays towards the end of the year at the request of our customers. That drove Q4 sales up 30% from the prior year. Our ability to quickly respond to our customers’ needs for PPE and our continued innovation throughout this business has helped us gain trust and outsized growth with our customers in 2020.

Robotics and digital solutions, our self-serve key duplicating, and pet tag engraving businesses have fully recovered from the early days of the pandemic, but we do continue to see slower recovery in full service keys due to the access restrictions placed on some key duplicating equipment as our customers have adapted their stores to improve flow and social distancing to keep customers and their employees safe. We’re excited to announce that we have started to roll out our one of a kind Resharp knife sharpening machines, and our new Instafob RFID duplication machines.

Let’s look at Canada. The retail market in Canada had a strong finish to the year after hardware stores were closed to in-person shopping during the second quarter of 2020. We are experiencing some labor and inventory supply pressures similar to the challenges we are facing in the U.S., but these are good problems to have, and we continue to feel very fortunate that our customers throughout North America were deemed essential, and our 1,100 sales and service folks embedded throughout North American retail stores really made the difference for us in 2020.

To summarize, I am extremely proud of The Hillman financial performance and all that we accomplished in 2020 due to the resilience of our service and distribution center teams to meet customer demand and delivering high quality service while dealing with the pandemic. Our customers love us, they do trust us, and need us because of what these folks do for our retail partners every single day.

With that, let me turn it over to Rocky.

Rocky Kraft, Chief Financial Officer and Treasurer

Thanks, Doug.

On a GAAP basis, our sales for the fourth quarter of 2020 were $327 million, an increase of $42 million or 14.8% versus the prior-year quarter. The growth was primarily attributable to strong sales of protective solutions driven by high demand for gloves and masks along with strong hardware sales, particularly in our construction fastener category. This was partially offset by the slow recovery of our key businesses in the quarter due to restricted access to key duplicating services due to the pandemic.

Our gross profit increased $21 million over the prior-year quarter to $136 million driven by the sales changes I previously mentioned.

Our fourth quarter SG&A costs increased $12 million on a GAAP basis or 13.1% from the prior year. The increase was primarily driven by increased variable labor and freight costs due to the higher sales volume. As a percent of net sales, SG&A expenses decreased 50 basis points from 33% in the prior year to 32.5%.

Excluding the impact of restructuring and other costs, Adjusted EBITDA was $43 million for the fourth quarter of 2020 compared to $35 million for the prior year, an increase of 22.7%. Please refer to our press release furnished with Form 8-K on March 3, 2021 for reconciliations of Net Income to Adjusted EBITDA.

Depreciation and amortization expenses were $32 million for the fourth quarter of 2020 which was consistent with the fourth quarter of 2019.

Interest expense for the fourth quarter of 2020 decreased $5 million from the prior-year quarter primarily due to lower interest rates.

Our income tax benefit for the quarter was $7 million.

The above items translated to a GAAP net loss of $14 million in the fourth quarter of 2020 compared to net loss of $31 million in the fourth quarter of 2019.

Let me now turn to the cash flows and the balance sheet.

In the fourth quarter of 2020, operating activities provided $24 million of cash as compared to $17 million in the prior year. The primary drivers of the change were the changes in net income discussed above partially offset by an increase in inventory.

Net cash used for investing activities was $16 million, in the same as the prior year. Cash uses in both years consisted of capital expenditures primarily for our robotics and digital solutions equipment and merchandising racks.

At December 26, 2020, the outstanding balance on the revolver was $72 million, and we had $22 million of cash on our balance sheet.

For the Full Year 2020, free cashflow increased to $176 million, up $55 million, or 46%, from $121 million in 2019.

Yesterday, we announced that we have received pricing and commitments for $1.185 billion of term loans. The term loans and a related $250 million asset based revolving credit facility will be used in connection with and are contingent on our merger with Landcadia Holdings III.

A summary of the term loan is included in our release yesterday. Overall, we are very pleased with the better than expected execution we realized on these credit facilities. This accomplishes an important milestone on our road to merging with Landcadia III.

On March 3, 2021, we also filed a Form 8-K detailing technical errors in our accounting for income taxes in our previously issued consolidated financial statements for 2018, 2019, and the first three quarters of 2020. The restated consolidated financial statements for all periods impacted are included in our Annual Report while was filed on Form 10-K, also on March 3, 2021.

The error resulted from an overstatement of reserves for certain deferred tax assets. The adjustments in the restatements are non-cash in nature, they have no impact to our income from operations, no impact on our Adjusted EBITDA, or our cash flow. They also have no impact to our tax returns or our tax liabilities.

In connection with the restatement, in our 10-K we identified a material weakness in our internal control over financial reporting related to the valuation allowance against deferred taxes. To remediate this matter, we have implemented changes to our processes, procedures, and controls, with which we have already made significant progress. We are now in the testing phase to ensure the sustainability of these procedures, which we believe will allow us to get this matter resolved and behind us.

As we look ahead, we are experiencing strong trends in our core markets that we believe are here for the long term. Beyond market growth, we have a ton of growth to capture in expanding our existing products, as well as with new products and new adjacent markets, both organically and through M&A.

We look forward to continuing on our long and proven track record of success. Thank you for taking the time to listen to our story, and we look forward to speaking with you again in the near future.

At this point, let me turn the call back over to the Operator.

Operator

Thank you. Ladies and gentlemen, this concludes our call today. Thank you all for joining the call and for your continued interest in Hillman.